DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
BBT Checking 2043	0.00
Bill.com Money Out Clearing	0.00
Cash - BB&T Operating (2644)	0.00
Cash - Petty Cash	432.50
First National 7964 - OPERATING	0.00
Paylocity PR Clearing	-42,845.39
Paypal	34.82
Revere Bank	260,352.57
Wells Fargo 3395	2,488.26
Total Bank Accounts	**$220,462.76**
Accounts Receivable	
Accounts Receivable	116,697.81
Total Accounts Receivable	**$116,697.81**
Other Current Assets	
Class B Member DIT	0.00
DC Estimated Tax Payments	0.00
Deposit on Equipment Not In Service	0.00
Due from Greg and Monte Skall	20,000.00
Due from Member-B Skall	877.50
Due from Premium DC	0.00
Employee Advance	41,386.42
Inventory	0.00
Ekos Merchandise	23,877.29
Finished Goods	0.00
Kegged	14,810.71
Packaged	35,345.16
Total Finished Goods	**50,155.87**
Ingredients	92,921.69
Other	0.00
Packaging	232,299.92
Taproom Merchandise	18,970.08
WIP	59,146.15

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
Total Inventory	**477,371.00**
Prepaid Expenses	0.00
Prepaid General Liability Ins	0.00
Prepaid Hops	46,846.78
Prepaid Insurance	7,588.64
Prepaid Legal	0.00
Prepaid Rent	0.00
Prepaid Taxes	22,067.72
Total Prepaid Expenses	**76,503.14**
Undeposited Funds	3,257.85
Total Other Current Assets	**$619,395.91**
Total Current Assets	**$956,556.48**
Fixed Assets	
FF&E	
Accumulated Depreciation	-3,159,387.53
Capital Lease	262,752.69
Computer and Related	60,751.61
Furniture and Equipment	3,280,719.60
Leasehold Improvements	1,185,853.99
Total FF&E	**1,630,690.36**
Vehicle	0.00
Total Fixed Assets	**$1,630,690.36**
Other Assets	
Accumulated Amortization	-35,581.04
BB&T CD for LOC	0.00
Book Up (2.1M-239916.3)	1,860,083.70
Closing Costs on Loans	88,164.36
IBA Investment	1,094.00
Organization Costs - Legal	25,784.55
Prepaid Lease Payments	655.00
Security Deposit - Keg Rental	68,035.81
Security Deposit - Navitas lease	652.27
Security Deposit - Rent	22,730.00
Utility Deposit	4,558.30
Total Other Assets	**$2,036,176.95**
TOTAL ASSETS	**$4,623,423.79**

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	212,794.52
Total Accounts Payable	**$212,794.52**
Credit Cards	
BB&T Visa Main	0.00
Chase CC	71,979.49
FNB Credit Card	0.00
Wells Fargo Credit Card	0.00
Total Credit Cards	**$71,979.49**
Other Current Liabilities	
Accrued Exp - Accounting	0.00
Accrued Exp - Due to Landl	347.79
Accrued Exp - Excise/Sales Tax	0.00
Accrued Exp - Gas	0.00
Accrued Exp - Health Insurance	0.00
Accrued Exp - Legal	0.00
Accrued Exp - Power	0.00
Accrued Exp - Trash Remova	0.00
Accrued Exp - Water	0.00
DC Treasury Office Payable	1,763.48
Sales Tax Payable	0.00
Total DC Treasury Office Payable	**1,763.48**
DC Treasury Office1 Payable	0.00
Sales Tax Payable	0.00
Total DC Treasury Office1 Payable	**0.00**
Event Deposit	14,040.00
Gift Cards	0.00
Keg Deposit	137,763.14
Member Loans	
Member Loan - Brandon Skall	0.00
Member Loan - Greg Skall	0.00
Member Loan - Jeff Hancock	0.00
Member Loan - Jim McWhorter	0.00
Member Loan - Tom Joyner	0.00

DC Brau Brewing Company, LLC

Balance Sheet
As of December 31, 2019

	TOTAL
Total Member Loans	**0.00**
Non-Inventory Accrual	0.00
Payroll Liabilities	0.00
Accrued Payroll	10,715.32
DC Income Tax W/H	0.00
DC Unemployment Insurance	0.00
Employee Reimbursement Due	0.00
Federal Income Tax Payable	0.00
Health Insurance Payable	0.00
MD Income Tax WH	0.00
Pre-tax Commuter Benefit	-603.20
Pre-tax Commuter Benefit {354}	0.00
SIMPLE IRA Liability	0.00
SS & MCare - EE	0.00
Tip Liability	0.00
VA Income Tax W/H	0.00
Total Payroll Liabilities	**10,112.12**
Sales Tax Accrual	0.00
Sales Tax Agency Payable	0.00
Sales Tax Payable	0.00
Total Sales Tax Agency Payable	**0.00**
Sales Tax Payableq	0.00
Square Gift Card	1,562.58
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$165,589.11**
Total Current Liabilities	**$450,363.12**
Long-Term Liabilities	
eLease for Quadrel Labeling System	17,921.79
FNB Loan 0115	0.00
FNB Loan 3035	0.00
FNB Loan 3400	0.00
FNB Loan 5305	0.00
FNB Loan 5420	0.00
FNB Loan 7810	0.00
FNB RLOC 5300	0.00
Live Oak Bank Loan 1	2,167,657.01
N/P BB&T #0003	0.00
N/P BB&T #0004	0.00
N/P HYG Financial Forklift Lease	8,180.45
N/P Industrial Investors	74,705.33

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
N/P Navitas - Hach UV Spectrophotometer	0.00
One Degree Cap - 30 Steam Boil	0.00
One Degree Cap - 6-60 Barrel	0.00
One Degree Cap - Target Cool	0.00
Shareholder Loan - Hancock	4,166.67
Shareholder Loan - Skall	12,500.00
Total Long-Term Liabilities	**$2,285,131.25**
Total Liabilities	**$2,735,494.37**
Equity	
Book Up cap.Acts(2.1M-$239,916)	1,860,083.70
General Partner	
Brandon Skall	0.00
DC Brau Holdings, LLC	-298,668.73
Hancock Draw	0.00
Jeff Hancock	0.00
Skall Draw	0.00
Total General Partner	**-298,668.73**
Limited Partner	
Anvar, Artin	0.00
Beasley, George	50,456.79
Berger, Richard	14,044.85
Cuervo, Raul	2,303.42
DC Brau Holdings II LLC	40,000.00
DC Brau SP LLC	2,515.10
Fagnan, Jeff	13,148.48
Fogel, Dick	0.00
Fortunato, Vince	0.00
Gamarian, Kevork	105,796.18
Garchik Universal LTD	19,721.39
Gould, Jason	74,991.83
Gray, Burton	105,565.41
Harvey, Chris	42,023.23
Hoffstein, Ben	1,391.60
Joyner, Tom	55,770.53
Kraus, Steve	5,632.15
Malhotra, Brij and Avita	0.00
McWhorters, Jim	30,075.61
Ostrow, Ken	45.15
Roemer, Alan	109,616.87
Rutner, Alan	0.00
Rutner, Andrew	0.00
Schacknies, Fred	0.00

DC Brau Brewing Company, LLC

Balance Sheet

As of December 31, 2019

	TOTAL
Schacknies, Mark	0.00
Skall, Gregg and Monte	24,433.70
Sparks, Joe	0.00
Sparks, Olevia	9,004.23
Thorp, Mark	16,390.60
Total Limited Partner	**722,927.12**
Other equity	0.00
Retained Earnings	0.00
Net Income	-396,412.67
Total Equity	**$1,887,929.42**
TOTAL LIABILITIES AND EQUITY	**$4,623,423.79**